

September 30, 2014

Via E-mail
Woong-Won Yoon
Chief Financial Officer
KB Financial Group Inc.
84, Namdaemoon-ro, Jung-gu
Seoul 100-703, Korea

     **Re:**    **KB Financial Group Inc.**
              **Form 20-F for Fiscal Year Ended December 31, 2013**
              **Filed April 29, 2014**
              **File No. 000-53445**

Dear Mr. Yoon:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 185

Market Risk Management, page 192

Market Risk Management for Trading Activities, page 193

1. Please revise your future filings to address the following regarding your value-at-risk (VaR) and other market risk disclosures:

- You disclose on pages 197 and F-57 that you perform back-testing to validate the adequacy of your VaR model. In future filings, please disclose the number of back-testing exceptions to the established VaR limits during the reporting periods presented. Refer to Item 11 (a)(1)(iii)(B)(1)(iii) of Form 20-F.
- Consistent with the information provided in your response letter dated November 12, 2012, please revise your future filings to quantify the volume and types of instruments covered by the disclosure in the VaR tables on pages 195 – 196 versus the required equity table on page 197.

Item 19(a). Exhibits, page 212

Notes to the Consolidated Financial Statements, page F-11

Note 2. Basis of Preparation, page F-11

2.1 Application of IFRS, page F-11

Enactment of IFRS 10, Consolidated Financial Statements, page F-13

2. We note that upon adoption of IFRS 10, you deconsolidated five companies because you determined you are not exposed to variable returns although you have power over the relevant activities. We also note that for Chungkang Co., Ltd and Powernet Technologies Co., Ltd, your ownership percentage is 100.00% and 92.64%, respectively. Tell us and revise your future filings to disclose the significant judgments and assumptions made in your determination that you are not exposed to variable returns for these entities even though you have substantially all voting rights.

3. As it relates to KB-Glenwood Private Equity Fund, NPS KBIC Private Equity Fund No. 1, and KBIC Private Equity Fund No. 3, tell us and revise your future filings to disclose the significant judgments and assumptions made in determining that you are not exposed to variable returns in addition to your consideration of whether you are an agent or principal given that you have power over the fund's relevant activities. Refer to paragraphs 7 through 9 of IFRS 12 for further guidance.

4. We note that upon adoption of IFRS 10, you consolidated twelve structured entities in the asset-backed securitization industry because you have power over the activities, exposure to variable returns and the ability to use power to affect your variable returns. To increase transparency into your conclusion that you control these structured entities, please tell us and enhance your future filings to disclose your role in and relationships with these entities, including the significant judgments and assumptions made in arriving at your conclusion. Refer to paragraphs 7 and 9 of IFRS 12 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief